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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                          Norland Medical Systems, Inc.
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                                (Name of Company)

                                  Common Stock
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                         (Title of Class of Securities)


                                   656031 10 1
                          ----------------------------
                                 (CUSIP Number)

                               Reynald G. Bonmati
                                  Premium Point
                             New Rochelle, NY 10801
                                 (914) 576-1595


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Reynald G. Bonmati (Soc. Sec. No. ###-##-####)
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)/ /
                                                                         (b)/X/
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3           SEC USE ONLY

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4           SOURCE OF FUNDS*

              PF
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or (e)                                            / /

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. citizen
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                      7       SOLE VOTING POWER
      NUMBER OF
                                1,137,662
       SHARES       -----------------------------------------------------------
                      8       SHARED VOTING POWER
    BENEFICIALLY
                                7,483,891
      OWNED BY      -----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER
        EACH
                                1,137,662
      REPORTING     -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
       PERSON
                                7,483,891
        WITH
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        8,621,553
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          /X/

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           60.3%
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14          TYPE OF REPORTING PERSON*

                           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 656031-10-1                                          Page 3 of 6 Pages



                  On September 11, 1997, Norland Medical Systems, Inc. (the "Company") purchased (the "Acquisition") all of the issued and outstanding stock of Norland Corporation ("Norland Corp.") from Norland Medical Systems B.V. ("NMS BV"). The purchase price for the Norland Corp. stock was $17,500,000, consisting of (a) $1,250,000 cash paid to NMS BV at closing and (b) a 7% promissory note issued by the Company to NMS BV. The Company had the right to pay principal of the note by delivering shares of the Common Stock, par value $.0005 per share, of the Company ("Common Stock"), valued at the average closing prices for the five trading days preceding the payment date.

                  The Acquisition has been the subject of an ongoing litigation in the Court of Chancery of the State of Delaware, New Castle County. On December 31, 1998, the Company entered into a settlement agreement with respect to this litigation. In connection with the settlement, the purchase price of the Norland Corp. stock was reduced to $8,700,000. The 7% promissory note was reduced by $8,800,000, an additional $1,890,000 of principal was paid by the Company delivering 7,000,000 shares of Common Stock to NMS BV valued at the five day average closing price formula referred to above ($.27 per share), and a new 6 1/2% promissory note in the principal amount of $5,560,000 was issued to NMS BV.

Item 1.  SECURITY AND COMPANY

                  This statement relates to the Common Stock of Norland Medical Systems, Inc.. The principal executive offices of the Company are located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

Item 2.  IDENTITY AND BACKGROUND.

                  The person filing this statement is Reynald G. Bonmati, whose residence address is Premium Point, New Rochelle, New York 10801. The undersigned is Chairman of the Board, President, Treasurer and a Director of the Company. The undersigned is also a managing director of NMS BV; and President and a Director of Novatech Resource Corporation ("Novatech Resource") and Novatech Management Corporation ("Novatech Management").

                  During the past five years, the undersigned has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                  The undersigned is a citizen of the United States.

Item 3.  SOURCE AND AMOUNTS OF FUNDS OF OTHER CONSIDERATION.

                  Not applicable.

Item 4.  PURPOSE OF TRANSACTION.

                  This Amendment is being filed as a result of the issuance of shares of Common Stock to NMS BV, as described above. It is possible that in the future the undersigned may acquire additional


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                                                               Page 4 of 6 Pages


shares of Common Stock, either by the grant or exercise of stock options or by open market or private purchases, and may sell shares of Common Stock.

                  The undersigned has been President (chief executive officer) and a director of the Company since the Company commenced operations in January of 1994. In such capacities, the undersigned is frequently involved in discussions concerning, among other things, the Company's operating and other plans and various potential transactions to which the Company might be a party.

                  Subject to the foregoing, the undersigned does not, in his individual capacity, have any plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE COMPANY.

                  (a) The undersigned may be deemed to be the beneficial owner of 8,621,553 shares of Common Stock (or 60.3% of the total outstanding). This figure includes: (i) 1,037,662 shares owned directly by the undersigned (including 130,000 shares which may be acquired upon the exercise of



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                                                               Page 5 of 6 Pages


options exercisable within the next 60 days)1/; (ii) 7,000,000 shares owned by NMS BV; (iii) 396,049 shares owned by Novatech Management; and (iv) 87,842 shares owned by Novatech Resource. The undersigned may be deemed to beneficially own the shares owned by NMS BV, Novatech Management and Novatech Resource due to his relationship with such entities. The undersigned is a managing director of NMS BV. Norland Partners, L.P. ("Norland Partners"), is a stockholder of NMS BV, and Novatech Management is the sole general partner of Norland Partners. The undersigned is President and a principal stockholder of both Novatech Management and Novatech Resource. Beneficial ownership of the stock owned by NMS BV, Novatech Management and Novatech Resource is disclaimed by the undersigned, except to the extent of his proportionate interest in such entities. The above ownership figures do not include a total of 21,100 shares of Common Stock owned by the undersigned's wife, as trustee for their children, with respect to which the undersigned disclaims beneficial ownership.

                  (b) The undersigned has sole power to vote and dispose of 1,137,662 shares of Common Stock owned directly by the undersigned and shared power to vote and dispose of (i) the 7,000,000 shares of Common Stock owned by NMS BV, (ii) the 396,049 shares of Common Stock owned by Novatech Management and
(iii) the 87,842 shares of Common Stock owned by Novatech Resource.

                  (c) There have been no transactions in securities of the Company effected during the past sixty days by the undersigned other than as described herein.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Company owned by the undersigned, NMS BV, Novatech Management and Novatech Resource.

                  (e) Not applicable.



Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
             SECURITIES OF THE COMPANY

                  Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Not applicable.


1/ The undersigned holds options to purchase a total of 360,000 shares of Common Stock under the Company's Amended and Restated 1994 Stock Option and Incentive Plan. These options were issued on December 14, 1998 to replace previously granted options that were cancelled.




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                                                               Page 6 of 6 Pages


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1999

                             /S/ REYNALD G. BONMATI
                             ------------------------
                                 Reynald G. Bonmati